Exhibit 12.2

Virginia Electric and Power Company

Computation of Ratio of Earnings to Fixed Charges

(millions of dollars)

			Years Ended December 31,
	Six Months Ended June 30, 2017	Twelve Months Ended June 30, 2017	2016	2015	2014	2013	2012
Earnings, as defined:
Income from continuing operations before income tax expense	$1,065	$2,136	$1,945	$1,746	$1,406	$1,797	$1,703
Fixed charges included in income	264	517	495	474	438	401	418
Total earnings, as defined	$1,329	$2,653	$2,440	$2,220	$1,844	$2,198	$2,121

Fixed charges, as defined:
Interest charges	$255	$499	$478	$457	$425	$388	$404
Rental interest factor	9	18	17	17	13	13	14
Total fixed charges, as defined	$264	$517	$495	$474	$438	$401	$418

Ratio of Earnings to Fixed Charges	5.03	5.13	4.93	4.68	4.21	5.48	5.07